Exhibit No. 2.2.1

Concreit Fund I LLC

First Amendment To

First Amended and Restated

Limited Liability Company Agreement

This First Amendment (the “Amendment”) to the First Amended and Restated Limited Liability Company Operating Agreement of Concreit Fund I LLC, a Delaware limited liability company (the “Company”), is made and entered into as of March 20, 2020.

Background

WHEREAS, the Company, its Members, and Concreit Fund Management LLC (the “Manager”) entered into the Limited Liability Company Agreement, dated July 12, 2019 (the “Original Limited Liability Company Agreement”), and whereas the Original Limited Liability Company Agreement was amended and restated by the First Amended and Restated Limited Liability Company Agreement, dated as of October 25, 2019 (the “First Amended and Restated Limited Liability Company Agreement”);

WHEREAS, the Manager intends to make an amendment to the First Amended and Restated Limited Liability Company Agreement;

WHEREAS, Section 12.1.10 of the First Amended and Restated Limited Liability Company Agreement permits the Manager to amend the First Amended and Restated Limited Liability Company Agreement without the consent of any Member to effect a change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to “no-action letters” issued by the Securities and Exchange Commission;

WHEREAS, the Manager desires to amend Section 13.3 of First Amended and Restated Limited Liability Company Agreement.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1. Addition to Section 13.3. Section 13.3 of the First Amended and Restated Limited Liability Company Agreement is amended by the addition of the following sentences to the end of such section:

“Notwithstanding the foregoing in this Section 13.3, Section 27 of the Exchange Act, as amended, creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and Section 22 of the Securities Act, as amended, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act, as amended, or the rules and regulations thereunder. As a result, this Section 13.3 of this Agreement would not apply to claims brought to enforce a duty or liability created by the Exchange Act or Securities Act for which the federal courts have exclusive jurisdiction. ”

2. First Amended and Restated Limited Liability Company Agreement. Except as expressly amended as set forth in this Amendment, the terms of the First Amended and Restated Limited Liability Company Agreement will continue in effect and will govern the rights and obligations of the Members and the Manager of the Company.

IN WITNESS WHEREOF, the Manager has executed this Amendment as of the date first written above.

MANAGER

CONCREIT FUND MANAGEMENT LLC, a Delaware limited liability company

By:	Concreit Inc., Manager of Concreit Fund Management LLC

By:
Sean Hsieh, Chief Executive Officer